SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

September 20, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on September 20, 2018

City of Buenos Aires, September 20th, 2018

To:

Comisión Nacional de Valores

25 de Mayo 175, 3rd. Floor

City of Buenos Aires

Republic of Argentina

Re.: Banco Macro S.A. Reports Relevant Event.

Press allegations.

Dear Sirs,

Banco Macro (the “Bank”) has been subject of press allegations claiming that a helicopter and two airplanes supposedly owned by the Bank were used by Messrs. Daniel Muñoz and Ernesto Clarens to fly between San Fernando Airport and the Republic of Uruguay.

In that respect we would like to inform you, and advise all investors that:

Banco Macro S.A. has never owned a helicopter, therefore it is not possible for those flights to have ever occurred.

Mr. Daniel Muñoz never traveled on board a Banco Macro S.A. plane.

Mr. Ernesto Clarens traveled only on one occasion on a plane owned by Banco Macro S.A. Mr. Clarens flew from Punta del Este International Airport with final destination Jorge Newbery Airport in the City of Buenos Aires, on December 27th 2012 at 12:05 am.

Mr. Clarens (who is known to some Board Members given that he was a shareholder of Citicorp Sociedad de Bolsa together with Citibank Argentina and Banco Macro S.A.) was allowed to board Banco Macro S.A plane as a sole passenger due to a family emergency. The plane was returning to its base of operations in the City of Buenos Aires, resulting in no additional costs to the Bank.

Sincerely,

Jorge F. Scarinci
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: September 20, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer